

13014271

· · UNITED STATES
.SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 52692

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___1/1/2012___ AND ENDING___12/31/2012___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1500 SW FIRST AVENUE, SUITE 1000

(No. and Street)

PORTLAND   OREGON   97201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK K GASKILL   503/226-6700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC

(Name – if individual, state last, first, middle name)

15405 SW 116TH AVENUE, SUITE 105   KING CITY, OREGON   97224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 1 2013

FOR OFFICIAL USE ONLY
Washington DC 405

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __MARK K GASKILL__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MKG FINANCIAL GROUP, INC.__ , as of __DECEMBER 31__ , 20__12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL SEAL
PEGGY SUE WYMER
NOTARY PUBLIC-OREGON
COMMISSION NO. 445714
MY COMMISSION EXPIRES JANUARY 12, 2014
```

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MKG FINANCIAL GROUP, INC.
(An Oregon "S" Corporation)

Annual Audited Report

December 31, 2012 and 2011

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
DUANE LIEBSWAGER, C.P.A., PC
NAME (If individual, state last, first, middle name)

15405 SW 116TH AVENUE, SUITE 105 | 70
ADDRESS

KING CITY,	OREGON	97224			
		71	72	73	74
Number and Street		City	State	Zip Code	

CHECK ONE

[x] Certified Public Accountant   75

[ ] Public Accountant   76

[ ] Accountant not resident in United States   77
   or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
MKG Financial Group, Inc.

Report of the Financial Statements

I have audited the accompanying statements of financial condition of MKG Financial Group, Inc. (An Oregon "S" Corporation) as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 8, 2013

MKG FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 2,953	$ 13,239
Receivables from broker dealers	9,756	10,004
Receivables, inventory positions at clearing corporation	0	190
Deposits with clearing organizations	25,000	25,000
Furniture, equipment at cost - net of accumulated depreciation of $154,281 and $146,996	13,421	20,706
Prepaid expenses	10,255	8,115
Cash surrender value life insurance	10,804	11,968
TOTAL ASSETS	$ 72,189	$ 89,222

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Accounts payable and accrued liabilities	$ 18,469	$ 36,003
TOTAL LIABILITIES	18,469	36,003
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 100 shares authorized and issued	100	100
Additional paid-in capital	249,727	139,119
Retained earnings	(196,107)	(80,000)
Total stockholder's equity	53,720	53,219
	$ 72,189	$ 89,222

See accompanying notes and accountants' audit report.

4

MKG FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Commissions	$ 778,209	$1,085,172
Sale of investment company shares	0	1,072
Interest dividends	175	4,671
Rent income	17,959	14,441
Other	30,833	16,470
Total revenue	827,176	1,121,826
EXPENSES		
Employee compensation and taxes	287,942	378,616
Commissions and floor brokerage	88,470	112,679
Regulatory fees and assessments	6,391	9,801
Communications	19,157	19,568
Occupancy and equipment rents	107,001	129,136
Professional fees	128,162	56,990
Other expenses	215,638	229,916
Depreciation	7,285	7,808
Total expenses	860,046	944,514
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	(32,870)	177,312
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	0	89
NET INCOME (LOSS)	($ 32,870)	$ 177,401

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012 and 2011

| | Common Stock | | Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2010	100	$ 100	$139,119	($80,713)	$ 58,506
Net income (loss) for the year				177,401	177,401
Distributions	___	_____	_____	(182,688)	(182,688)
Balance at December 31, 2011	100	100	139,119	(86,000)	53,219
Net income (loss) for the year				(32,870)	(32,870)
Paid-In Capital for the year			110,608		110,608
Distributions	___	_____	_____	(77,237)	(77,237)
Balance at December 31, 2012	100	$ 100	$249,727	($196,107)	$ 53,720

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$827,424	$1,145,245
Cash paid to employees and suppliers	(871,106)	(941,531)
Interest received	175	4,671
Interest paid	0	0
Income taxes	(150)	(150)
Net cash provided by operating Activities	(43,657)	208,235
Cash flows from investing activities:		
Paid-In capital	110,608	0
Net cash provided by investing Activities	110,608	0
Cash flows from financing activities:		
Bank loans	0	(14,984)
Distributions	(77,237)	(182,688)
Net cash used by financing activities	(77,237)	(197,672)
Net increase in cash and cash Equivalents	(10,286)	10,563
Cash and cash equivalents at beginning of year	13,239	2,676
Cash and cash equivalents at end of year	$ 2,953	$ 13,269

Reconciliation of net income to net cash provided by operating activities:

	2012	2011
Net income (loss)	($32,870)	$ 177,401
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	7,285	7,808
Change in assets and liabilities:		
Receivables from brokers or dealers	248	12,913
Prepaid expenses, investments and CSV	(786)	10,507
Accounts payable	(17,534)	(394)
Total adjustments	(10,787)	30,834
Net cash used in operating activities	($43,657)	$ 208,235

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers
cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

7

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 8, 2013, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Pershing. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company elected, effective April 1, 2000 to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income

5. Income Taxes (Continued)

or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2009, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to ten years. Depreciation expense amounted to $7,285 and $7,808 for calendar years ending December 31, 2012 and 2011 respectively.

NOTE B - LEASES

Operating Leases - The Company occupies office space under an operating lease expiring February 2018, which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the years ended December 31, 2012 and 2011, was approximately $97,767 and $127,256 respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 are approximately as follows:

Year one	$ 95,940
Year two	118,006
Year thee	121,546
Year four	125,192
Year five	128,948
Year six	21,296
Total	$611,228

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE B - LEASES (CONTINUED)

The Company has subleased parts of its office space. Total sublease income for years ended December 31, 2012 and 2011 was $17,959 and $14,441 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 100 shares of $1. par value common stock, all of which are outstanding at December 31, 2012.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2012, the Company's net capital and required net capital, as defined, were $30,044 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .62 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012 the Company's uninsured cash balance was $.00.

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2012:

Vehicle	$ 25,874
Furniture and fixtures	41,541
Office equipment	59,559
Leasehold improvements	40,728
	167,702
Less accumulated depreciation and amortization	(154,281)
	$ 13,421

NOTE G - EMPLOYEE BENEFIT PROGRAM

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE G – EMPLOYEE BENEFIT PROGRAM (Continued)

employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $4,647 for the year ended December 31, 2012.

NOTE H – COMMITMENTS AND CONTINGENT LIABILITIES

The Company and Mr. Gaskill settled an outstanding claim where the claimant alleged that the Company did not invest claimant's accounts in accordance with his stated goals and objectives and incurred damages during the period January 2008 to January 2009. The Arbitrator concluded that the losses in all but one of the Claimants' accounts were caused by the Claimant's demands to liquidate significant mutual fund and annuity holdings, after the stock market crash of 2008. In addition, the claimant continued to hold and benefitted from many of the investments made by the Company after the Claimant transferred the accounts to another investment firm.

The Arbitrator awarded one of the Claimants' accounts, a company retirement plan, $24,350 plus $8,316 of interest and a arbitration filing fee of $3,820 for a total amount of $36,486. The Arbitrator was "critical of purchasing individual stocks in an employee retirement account without a determination of the risk tolerance and investment objectives for each employee". The Company disagrees with the findings of the Arbitrator because the employer, one of the Claimants, was the plan administrator and trustee of the plan and directed the investment activity. MKG did not report to or have access to any of the Company's employees in the plan. However, given the outcome of the settlement (i.e. original claim was $1,200,000) and the cost to further dispute the findings of the Arbitrator, the Company chose not to take further action and paid the award as directed by the Arbitrator.

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
MKG Financial Group, Inc.

I have audited the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2012 and 2011 and have issued my report dated February 8, 2013, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 8, 2013

13

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2012 and 2011

	2012	2011
Stockholders' equity from statement of financial condition	$53,720	$53,219
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	53,720	53,219
Deductions and/or charges Non-allowable assets:		
Furniture and equipment	(13,421)	(20,706)
Prepaid expenses & receivables	(10,255)	(8,115)
Net Capital before haircuts	30,044	24,398
Haircut on other securities	0	(0)
Net Capital	$30,044	$24,398
Computation of net capital requirement Minimum net capital required	$ 1,231	$ 2,400
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$25,044	$19,398
Excess net capital at 1000%	$28,197	$20,798
Aggregate Indebtedness Items included from statement of financial condition: Accounts payable and accrued liabilities	$18,469	$36,003
Total aggregate indebtedness	$18,469	$36,003
Ratio: Aggregate indebtedness to net capital	.62 to 1.	1.48 to 1.

MKG FINANCIAL GROUP, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2012 and 2011

	2012	2011
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$24,115	$23,940
Adjustments		
Effect on net income for adjustments		
Rounding	0	1
Decrease in aggregate indebtedness	5,929	457
Net capital at December 31, as adjusted	$30,044	$24,398
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$24,398	$36,460
Decrease in accounts payable	(5,929)	(457)
Total aggregate indebtedness as of December 31, as adjusted	$18,469	$36,003

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors MKG Financial Group, Inc.
1500 SW First Avenue, Suite 1000
Portland, Oregon 97201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange
Act of 1934, we have performed the procedures enumerated below
with respect to the accompanying Schedule of Assessment and
Payments (General Assessment Reconciliation (Form SIPC-7) to the
Securities Investor Protection Corporation (SIPC) for the year
ended December 31, 2012, which were agreed to by MKG Financial
Group, Inc. and the Securities and Exchange Commission, Financial
Industry Regulatory Authority, Inc., SIPC and other designated
examining authority or specified parties of report, solely to
assist you and the other specified parties in evaluating MKG
Financial Group, Inc. compliance with the applicable instructions
of the General Assessment Reconciliation (Form SIPC-7). MKG
Financial Group, Inc.'s management is responsible for the MKG
Financial Group, Inc.'s compliance with those requirements. This
agreed-upon procedures engagement was conducted in accordance with
attestation standards established by the American Institute of
Certified Public Accountants. The sufficiency of these procedures
is solely the responsibility of those parties specified in this
report. Consequently, we make no representation regarding the
sufficiency of the procedures described below either for the
purpose for which this report has been requested or for any other
purpose. The procedures we performed and our findings are as
follows:

1. Compared the listed assessment payments in Form SIPC-7 with
   respective cash disbursement records entries noting no
   differences,
2. Compared the amounts reported on the audited Form-X17A-5 for
   the year ended December 31, 2012, as applicable, with the
   amounts reported in Form SIPC-7 for the year ended December
   31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with
   supporting schedules and working papers noting no
   differences;

16

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 8, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052692    FINRA    DEC
MKG FINANCIAL GROUP INC        20*21
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tom Biesiadecki (503)226-6700

2. A. General Assessment (item 2e from page 2) $ _1,789_

  B. Less payment made with SIPC-6 filed (**exclude interest**) (_242_)

    __7-26-12__
    Date Paid

  C. Less prior overpayment applied (_____)

  D. Assessment balance due or (overpayment) _1,547_

  E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

  F. Total assessment balance and interest due (or overpayment carried forward) $ _1,547_

  G. PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as F above) $_____

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG FINANCIAL GROUP INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __31ST__ day of __JANUARY__, 20__13__.

VP, OPERATIONS / FINOP / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 827,176

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions   — 0 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   454

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   88,456

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   4,995

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   17,959

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)   — 0 —

      Total deductions   111,864

2d. SIPC Net Operating Revenues $ 715,312

2e. General Assessment @ .0025 $ 1,789

      (to page 1, line 2.A.)

MKG FINANCIAL GROUP, INC.

10795

Securities Investor Protection Corp.   2/5/2013

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/4/2013	Bill		1,547.00	1,547.00		1,547.00
				Check Amount		1,547.00

Umpqua MKG Financi   SIPC-7   1,547.00

MKG FINANCIAL GROUP, INC.

10795

Securities Investor Protection Corp.   2/5/2013

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/4/2013	Bill		1,547.00	1,547.00		1,547.00
				Check Amount		1,547.00

Umpqua MKG Financi   SIPC-7   1,547.00

E07200/39297 (3/13) 634874

Duane Liebswager, CPA P.C.
Certified Public Accountant
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
MKG Financial Group, Inc.

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and the procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives.

18

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified purpose.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 8, 2013